UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

November 12, 2003

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

On November 12, 2003 the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the material fact related to the comprehensive restructuring plan that AES Gener plans to implement and close by year end. Attached is a free English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

Page

Material Fact ................................................................................................................1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

By : /S/ FRANCISCO CASTRO

Francisco Castro Crichton

Chief Financial Officer

Santiago, November 12, 2003

Office of Filings and Information Services

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File number 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information of a Material Fact related to the debt restructuring plan that AES Gener plans to close by year end. Such Form is an English translation of the report that AES Gener filed in Spanish on November 12, 2003 with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES GENER S.A.

Francisco Castro C.

Chief Financial Officer

G.G. 2003-128 Santiago, November 12, 2003

Rol S.V.S. # 4272

MATERIAL FACT

Mr. Alejandro Ferreiro Yazigi

Superintendent of Securities and Insurance

Dear Mr. Ferreiro:

Complementing the answer to your memorandum number 08531, I hereby inform this Superintendence, as a material fact that, AES Gener S.A. in an extraordinary board meeting held today, authorized the Chief Executive Officer to inform to this Superintendence the company's plan to refinance its liabilities, which will include the simultaneous execution of the following transactions:

  Inversiones Cachagua Limitada has announced that the outstanding amount of the mercantile account will be fully repaid with, among others, the funds received from the sale of a minority interest in AES Gener S.A. in the local and international market;

  AES Gener S.A. plans to issue new bonds in the international market for approximately US$ 400 million (four hundred million dollars). Although, thus far the terms and conditions of this new issue have not been defined, the objective is a long- term bond with a credit rating not lower than BBB-;

  AES Gener S.A. will offer to prepay the bonds coming due in 2005 and 2006 with the proceeds from the transactions described above;

  If it were necessary to collateralize the bonds in order to obtain investment grade, the company will call a bondholders' meeting to request the authorization needed to amend the indenture of AES Gener S.A.'s current bonds, and consequently eliminate any existing restriction; contemplating that in case the abovementioned transactions do not succeed, this new condition will not be valid;

  As a consequence of these transactions AES Gener S.A., expects to reduce its indebtedness by approximately US$ 300,000,000 (three hundred million dollars) and replace the bonds that mature in the next three years with new bonds with a significantly longer tenor; and

  AES Gener S.A. contemplates that it will close the transactions described herein simultaneously, and if possible, coincide with the debt restructuring of InterAndes S.A. y TermoAndes S.A.

The present communication is issued as a direct request of the Board of Directors of the company, pursuant to articles 9 and 10 -second paragraph- of the Securities Market law, number 18,045.

Sincerely yours,

Felipe Cerón Cerón

Chief Executive Officer

AES Gener S.A.

cc: Bolsa de Comercio de Santiago

Bolsa Electrónica de Chile

Banco de Chile, Representante Tenedores de Bonos

Fitch Ibca, Duff and Phelps Clasificadora de Riesgo

Feller Rate Clasificadora de Riesgo

Comisión Clasificadora de Riesgo